As filed with the Securities and Exchange Commission on March 16, 2006
Registration Statement No. 333-132069
_ _

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
Form S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

BOOKHAM, INC.
(Exact name of registrant as specified in its charter)

Delaware	20-1303994
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
2584 Junction Avenue
San Jose, California 95134
408-383-1400
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Giorgio Anania
Chief Executive Officer
2584 Junction Avenue
San Jose, California 95134
408-383-1400
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Thomas S. Ward, Esq.
Wilmer Cutler Pickering Hale and Dorr LLP
60 State Street
Boston, Massachusetts 02109
Telephone: (617) 526-6000
Telecopy: (617) 526-5000

Approximate date of commencement of proposed sale to public:  As soon as practicable after this Registration Statement becomes effective.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☑

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐ _ _.

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐ _ _.

If this form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

		Proposed	Proposed
	Amount	Maximum	Maximum
	to be	Offering Price	Aggregate	Amount of
Title of Shares to be Registered	Registered(1)	per Share(2)	Offering Price(2)	Registration Fee(3)
Common Stock, $.01 par value per share	5,836,001	$7.20	$42,019,208	$4,497

(1)	Shares of common stock that may be offered pursuant to this registration statement consists of 4,750,000 shares of common stock issued to certain of the selling stockholders in various private placements and 1,086,001 shares of common stock issuable upon the exercise of warrants issued to certain of the selling stockholders. Pursuant to Rule 416 under the Securities Act of 1933, as amended, the amount to be registered also includes an indeterminate number of shares of common stock issuable as a result of stock splits, stock dividends, recapitalizations or similar events.

(2)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act and based upon the weighted average of (i) the average high and low prices on the Nasdaq National Market on February 23, 2006, which average was $7.20 with respect to 5,835,999 shares of common stock, such shares were originally registered on February 27, 2006 pursuant to the Registration Statement filed on Form S-3 (File No. 333-132069) and (ii) the average high and low prices on the Nasdaq National Market on March 14, 2006, which average is $8.40 with respect to 2 shares of common stock.

(3)	The registrant previously paid a filing fee of $4,497

The Company hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Company shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

The information in this prospectus is not complete and may be changed. The selling stockholders named in this prospectus may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and the selling stockholders named in this prospectus are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED March 16, 2006

PROSPECTUS

BOOKHAM, INC.

5,836,001 SHARES OF COMMON STOCK

This prospectus relates to resales of shares of common stock issued to certain of the selling stockholders in various private placements and shares of common stock issuable upon exercise of warrants issued to certain of the selling stockholders.

We will not receive any proceeds from the sale of the shares.

The selling stockholders identified in this prospectus, or their pledgees, donees, transferees or other successors-in-interest, may offer the shares from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices. See “Plan of Distribution.”

Our common stock is traded on the Nasdaq National Market under the symbol “BKHM.” On March 15, 2006, the closing sale price of the common stock on Nasdaq was $8.27 per share. You are urged to obtain current market quotations for the common stock.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is          , 2006.

Our executive offices are located at 2584 Junction Avenue, San Jose, California 95134, our telephone number is 408-383-1400 and our Internet address is www.bookham.com. The information on our Internet website is not incorporated by reference in this prospectus. Unless the context otherwise requires references in this prospectus to “Bookham,” “we,” “us,” and “our” refer to Bookham, Inc. and its subsidiaries.

We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where such offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

PROSPECTUS SUMMARY

This summary highlights important features of this offering and the information included or incorporated by reference in this prospectus. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk Factors.”

BOOKHAM, INC.

Our Company

We design, manufacture and market optical components, modules and subsystems that generate, detect, amplify, combine and separate light signals principally for use in high-performance fiber optics communications networks. We principally sell our optical component products to optical systems vendors as well as to customers in the data communications, military, aerospace, industrial and manufacturing industries. Customers for our photonics and microwave product portfolio include academic and governmental research institutions that engage in advanced research and development activities. Our products typically have a long sales cycle. The period of time between our initial contact with a customer and the receipt of a purchase order is frequently a year or more. In addition, many customers perform, and require us to perform, extensive process and product evaluation and testing of components before entering into purchase arrangements.

We operate in two business segments: optics and research and industrial. Optics relates to the design, development, manufacture, marketing and sale of optical solutions for telecommunications and industrial applications. Research and industrial relates to the design, manufacture, marketing and sale of photonics and microwave solutions.

Effective September 10, 2004, we changed our corporate domicile from the United Kingdom to the United States and our reporting currency from pounds sterling to U.S. dollars. Our consolidated financial statements are stated in U.S. dollars as opposed to pounds sterling, which was the currency we previously used to present our financial statements. In addition, in connection with the change in domicile, we changed our fiscal year end from December 31 to the Saturday closest to June 30. Our financial statements are now prepared based on fifty-two/fifty-three week annual cycles. Our consolidated financial statements reported in U.S. dollars depict the same trends as would have been presented if we had continued to present financial statements in pounds sterling.

Recent Developments

Avalon Photonics AG

On March 2, 2006, we entered into a share purchase agreement, or the Share Purchase Agreement, to acquire all of the outstanding share capital of Avalon Photonics AG, a company organized under the laws of Switzerland, or Avalon. The closing of the transactions contemplated by the Share Purchase Agreement is subject to customary closing conditions. At the closing, we will issue 764,951 shares of common stock to the Avalon shareholders and their designees. In addition, subject to the achievement of certain future revenue milestones, the Avalon shareholders and their designees will be entitled to receive up to 347,705 shares of common stock. The shares of common stock will be issued pursuant to Regulation D and Regulation S promulgated under the Securities Act of 1933, as amended, based in part upon representations made by the Avalon shareholders and their designees.

Sale Leaseback of Caswell Facility

On March 10, 2006, Bookham Technology plc, or Bookham plc, a wholly-owned subsidiary of Bookham, Inc., entered into an agreement with a subsidiary of Scarborough Developments, or Scarborough, for the sale and leaseback of the land and facilities located at its Caswell, United Kingdom, manufacturing site. At the closing, which is subject to customary closing conditions, the transaction will result in immediate sale proceeds to Bookham plc of £13.75 million (approximately US $24 million).

Further to this agreement for sale and leaseback, Bookham plc will enter into a lease agreement with Scarborough to lease the Caswell site from Scarborough for an initial term of 20 years. Bookham plc will have the option to renew the lease term for 5 years following the initial term and for rolling 2 year terms thereafter. Bookham plc will be obligated to pay annual rent of £1.1 million during the first 5 years of the lease, approximately £1.2 million during the next 5 years of the lease, approximately £1.4 million during the next 5 years of the lease and approximately £1.6 million during the next 5 years of the lease. Rent during the renewal terms will be determined according to the then market rent for the site. The obligations of Bookham plc under these agreements will be guaranteed by Bookham, Inc.

In addition, Scarborough, Bookham plc and Bookham, Inc. will enter into a pre-emption agreement under which Scarborough will grant Bookham plc a right to re-purchase the Caswell site in the event that Scarborough, within the next 20 years, agrees to terms with or receives an offer from a third party relating to the purchase and sale of the whole or part of the Caswell site on terms which are acceptable to Scarborough.

THE OFFERING

Common Stock offered by selling stockholders	5,836,001 shares

Use of proceeds	Bookham will not receive any proceeds from the sale of shares in this offering

Nasdaq National Market symbol	BKHM

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below before purchasing our common stock. If any of the following risks actually occur, our business, financial condition or results of operations would likely suffer. In that case, the trading price of our common stock could fall, and you may lose all or part of the money you paid to buy our common stock.

We have a history of large operating losses and we expect to generate losses in the future unless we achieve further cost reductions and revenue increases.

We have never been profitable. We have incurred losses and negative cash flow from operations since our inception. As of December 31, 2005, we had an accumulated deficit of $879 million.

Our net loss for the six month period ended December 31, 2005 was $12.5 million and for the year ended July 2, 2005 was $248 million, which included goodwill and intangibles impairment charges of $114.2 million and restructuring charges of $21.0 million. Even though we generated positive gross margins in each of the past four fiscal quarters we have a history of negative gross margins and we may not be able to maintain positive gross margins if we do not continue to reduce our costs, improve our product mix and generate sufficient revenues from new and existing customers to offset the revenues we will lose after Nortel Networks completes its last-time-buy purchases and its other purchases pursuant to the supply agreement with Nortel, as amended by the supply agreement addendums. We remain highly dependent on sales to Nortel Networks and we expect revenues from Nortel Networks to decrease during the 2006 calendar year.

We remain highly dependent on sales to Nortel Networks and we expect revenues from Nortel Networks to decrease through calendar 2006.

Historically, Nortel Networks has been our largest customer. In the six months ended December 31, 2005 and in the fiscal year ended July 2, 2005, respectively, we sold $68.0 million and $89.5 million of products and services to Nortel Networks, or 55% and 45% of our total revenues during such periods.

In connection with the third addendum to the supply agreement with Nortel Networks we entered into on January 13, 2006, Nortel Networks is obligated to purchase $72 million of our products through calendar 2006. As these commitments are met over the period of the agreement, there can be no assurance Nortel will continue to buy after the agreement is completed, or if Nortel does not continue to buy at its current level that we can replace the loss of revenue from Nortel with revenue from other customers.

To the extent that we may rely on Nortel Networks for revenues in the future, Nortel Networks has experienced significant losses in the past and any future adverse change in Nortel Networks’ financial condition could adversely affect their demand for our products.

We may encounter unexpected costs or delays in transferring our assembly and test operations from the United Kingdom to Shenzhen, China.

A key element of our cost reduction program is the successful transfer of substantially all of our assembly and test operations from Paignton, U.K. to Shenzhen, China. Accordingly, we expect that our ability to transfer manufacturing capabilities to, and to operate effectively in, China is critical to the overall success of our business. We began to implement the transfer of our assembly and test operations from Paignton to Shenzhen in the fall of 2004. A substantial portion of this endeavor has taken place, and we expect to complete the transfer in the first half of calendar 2006. Our business and results of operations would be materially adversely affected if we experience delays in, increased costs related to, or if we are ultimately unable to:

•	qualify our manufacturing lines and the products we produce in Shenzhen, as required by our customers;

•	transfer our assembly and test equipment from Paignton to Shenzhen;

•	attract qualified personnel to operate our Shenzhen facility;

•	retain employees at our Shenzhen facility;

•	achieve the requisite production levels for products manufactured at our Shenzhen facility;

•	retain employees at our Paignton facility to produce certain last-time buy products for Nortel Networks; and

•	wind down operations at our Paignton facility.

We may not be able to satisfy customer demand in a timely and cost effective manner as we transition our assembly and test operations from the United Kingdom to China.

We are in the process of transferring assembly and test operations previously undertaken at our Paignton facility to our Shenzhen facility. Fluctuations in customer demand present challenges and require us to continually assess and predict demand appropriately in order to ensure availability and staffing of assembly and test facilities sufficient to meet that demand. For example, in the past four quarters, we experienced increased customer demand for certain of our products that required that we operate our Paignton facility at greater capacity than we had anticipated when we implemented our most recent restructuring plan. This increased use of the Paignton facility to meet customer demands constrained the planned transition of our assembly and test operations from our facility in the U.K. to China and increased our expenses as we kept our U.K. production line operating. In addition, if we are not able to fill customer orders on time due to our inability to forecast customer demand, our reputation may be harmed with those customers and other potential customers.

The market for optical components continues to be characterized by excess capacity and intense price competition which has had, and will continue to have, a material adverse affect on our results of operations.

By 2002, actual demand for optical communications equipment and components was dramatically less than that forecasted by leading market researchers only two years before. Even though the market for optical components has been recovering recently, particularly in the metro market segment, there continues to be excess capacity, intense price competition among optical component manufacturers and continued consolidation of the industry. As a result of this excess capacity, and other industry factors, pricing pressure remains intense. The continued uncertainties in the telecommunications industry and the global economy make it difficult for us to anticipate revenue levels and therefore to make appropriate estimates and plans relating to management of costs. Continued uncertain demand for optical components has had, and will continue to have, a material adverse effect on our results of operations.

A default under our supply agreement with Nortel Networks would have an adverse impact on our ability to continue the conduct of our business

We are party to a supply agreement with Nortel Networks that has been amended three times, most recently in January 2006. The supply agreement, as amended, requires that we grant a license for the assembly, test, post-processing and test intellectual property (but excluding wafer technology) of certain critical products to Nortel Networks and to any designated alternative supplier, if at any time, we: are unable to manufacture critical products for Nortel Networks in any material respect for a continuous period of not less than six weeks, or are subject to an insolvency event, such as a petition or assignment in bankruptcy, appointment of a trustee, custodian or receiver, or entrance into an arrangement for the general benefit of creditors. In addition, if there is an insolvency event, Nortel Networks will have the right to buy all Nortel Networks inventory we hold, and we will be obligated to grant a license to Nortel Networks or any alternative supplier for the manufacture of all products covered by the first supply agreement addendum. Our revenues and business would be substantially harmed if we were required to license this assembly, test, post-processing and test intellectual property to Nortel Networks or any supplier they were to designate.

We and our customers are each dependent upon a limited number of customers.

Historically, we have generated most of our revenues from a limited number of customers. Sales to one customer, Nortel Networks, accounted for 55% and 45% of our revenues for the six- month period ended December 31, 2005 and the year ended July 2, 2005. In addition to the reduced outlook for revenue from Nortel Networks after the non-cancelable purchase orders are filled, we expect that revenue from our other major customers may decline or fluctuate significantly in fiscal 2006 and beyond. We may not be able to offset any such decline in revenues from our existing major customers with revenues from new customers.

Our dependence on a limited number of customers is due to the fact that the optical telecommunications systems industry is dominated by a small number of large companies. Similarly, our customers depend primarily on a limited number of major telecommunications carrier customers to purchase their products that incorporate our optical components. Many major telecommunication systems companies and telecommunication carriers are experiencing losses from operations. The further consolidation of the industry, coupled with declining revenues from our major customers, may have a material adverse impact on our business.

As a result of our global operations, our business is subject to currency fluctuations that have adversely affected our results of operations in recent quarters and may continue to do so in the future.

Our financial results have been materially impacted by foreign currency fluctuations and our future financial results may also be materially impacted by foreign currency fluctuations. Over the last two years, the decline in the value of the U.S. dollar versus the U.K. pound sterling has had a major negative effect on our profit margins and our cash flow. Despite our change in domicile from the United Kingdom to the United States and the implementation of our restructuring program to move all assembly and test operations from Paignton, U.K. to Shenzhen, China, the majority of our expenses are still denominated in U.K. pounds sterling and substantially all of our revenues are denominated in U.S. dollars. Fluctuations in the exchange rate between these two currencies and, to a lesser extent, other currencies in which we collect revenues and pay expenses will continue to have a material affect on our operating results.

We engage in currency transactions in an effort to cover any exposure to such fluctuations, and we may be required to convert currencies to meet our obligations; however, under certain circumstances, these transactions can have an adverse effect on our financial condition.

We are increasing manufacturing operations in China, which exposes us to risks inherent in doing business in China.

We are taking advantage of the comparatively low manufacturing costs in China by transferring substantially all of our assembly and test operations to our facility in Shenzhen, China. Operations in China are subject to greater political, legal and economic risks than our operations in other countries. In order to operate the facility, we must obtain required legal authorization and train and hire a workforce. In particular, the political, legal and economic climate in China, both nationally and regionally, is fluid and unpredictable. Our ability to operate in China may be adversely affected by changes in Chinese laws and regulations such as those related to taxation, import and export tariffs, environmental regulations, land use rights, intellectual property and other matters. In addition, we may not obtain the requisite legal permits to continue to operate in China and costs or operational limitations may be imposed in connection with obtaining and complying with such permits.

We have been advised that power may be rationed in the location of our Shenzhen facility, and were power rationing to be implemented, it could either have an adverse impact on our ability to complete manufacturing commitments on a timely basis or, alternatively, require significant investment in generating capacity to sustain uninterrupted operations at the facility. Our ability to transfer certain assembly and test operations from our facilities in the U.K. to China would be hindered by a power rationing. We may also be required to expend greater amounts than we currently anticipate in connection with increasing production at the facility. Any one of these factors, or a combination of them, could result in the incurrence of unanticipated costs, with the potential to materially and adversely affect our business.

We intend to export the majority of the products manufactured at our Shenzhen facility. Under current regulations, upon application and approval by the relevant governmental authorities, we will not be subject to certain Chinese taxes and will be exempt from certain duties on imported materials that are used in the manufacturing process and subsequently exported from China as finished products. However, Chinese trade regulations are in a state of flux and we may become subject to other forms of taxation and duties in China or may be required to pay export fees in the future. In the event that we become subject to new forms of taxation in China, our business and results of operation could be materially adversely affected.

Fluctuations in operating results could adversely affect the market price of our common stock.

Our revenues and operating results are likely to fluctuate significantly in the future. The timing of order placement, size of orders and satisfaction of contractual customer acceptance criteria, as well as order or shipment delays or deferrals, with respect to our products, may cause material fluctuations in revenues. Our lengthy sales cycle, which may extend to more than one year, may cause our revenues and operating results to vary from period to period and it may be difficult to predict the timing and amount of any variation. Delays or deferrals in purchasing decisions may increase as we develop new or enhanced products for new markets, including data communications, aerospace, industrial and military markets. Our current and anticipated future dependence on a small number of customers increases the revenue impact of each customer’s decision to delay or defer purchases from us. Our expense levels in the future will be based, in large part, on our expectations regarding future revenue sources and, as a result, net income for any quarterly period in which material orders fail to occur, are delayed, or deferred could vary significantly.

Because of these and other factors, quarter-to-quarter comparisons of our results of operations may not be an indication of future performance. In future periods, results of operations may differ from the estimates of public market analysts and investors. Such a discrepancy could cause the market price of our common stock to decline.

We may incur additional significant restructuring charges that will adversely affect our results of operations.

In light of our restructuring and cost reduction measures in 2002, 2003 and 2004 in response to the depressed demand for optical components and our consolidation activities, we have incurred significant restructuring related charges. In 2004, we announced further restructuring plans, which include moving the majority of our assembly and test operations from our site in Paignton, U.K. to our facility in Shenzhen, China and closing our former headquarters facility in Abingdon, U.K. In the years ended December 31, 2002 and December 31, 2003, in the six months ended July 3, 2004, in the year ended July 2, 2005, and in the six months ended December 31, 2005, we recorded restructuring charges of $55.0 million, $31.0 million, $(0.7) million, $20.9 million and $3.6 million respectively. In November 2005, we announced an extension of this plan to include the transfer of our chip-on-carrier assembly from Paignton to Shenzhen. As of December 31, 2005, we have not identified the personnel to be affected by the move and, accordingly, have not recorded any retention or severance costs related to this portion of the plan. As of December 31, 2005, for the total plan we have spent $18 million, and in total anticipate spending approximately $24 million to $30 million (approximately 90% related to personnel and 10% related to lease commitments), consistent with previous estimates.

We may incur charges in excess of amounts currently estimated for these restructuring plans. We may incur additional charges in the future in connection with future restructurings. These charges, along with any other charges, have adversely affected, and will continue to adversely affect, our results of operations for the periods in which such charges have been, or will be, incurred.

Our results of operations may suffer if we do not effectively manage our inventory and we may incur inventory-related charges.

We need to manage our inventory of component parts and finished goods effectively to meet changing customer requirements. The ability to accurately forecast customers’ product needs is difficult. Some of our products and supplies have in the past, and may in the future, become obsolete while in inventory due to rapidly changing customer specifications or a decrease in customer demand. If we are not able to manage our inventory effectively, we may need to write down the value of some of our existing inventory or write off unsaleable or obsolete inventory, which would adversely affect our results of operations. We have from time to time incurred significant inventory-related charges. Any such charges we incur in future periods could significantly adversely affect our results of operations.

Charges to earnings resulting from the application of the purchase method of accounting may adversely affect the market value of our common stock.

We account for our acquisitions, including the acquisition of New Focus, using the purchase method of accounting. In accordance with GAAP, we allocate the total estimated purchase price to the acquired company’s net tangible assets, amortizable intangible assets, and in-process research and development based on their fair values as of the date of announcement of the transaction, and record the excess of the purchase price over those fair values as goodwill. With respect to our acquisition of New Focus, we expensed the portion of the estimated purchase price allocated to in-process research and development in the first quarter of 2004. We will incur an increase in the amount of amortization expense over the estimated useful lives of certain of the intangible assets acquired in connection with the merger on an annual basis. To the extent the value of goodwill or intangible assets with indefinite lives becomes impaired, we may be required to incur material charges relating to the impairment of those assets. In the year ended July 2, 2005, following a triggering event in the third quarter and in accordance with our policy of evaluating long-lived assets for impairment in the fourth quarter, we recorded charges totaling $114.2 million related to the impairment of goodwill and purchased intangible assets. In addition, in the past, after the completion of a transaction, we have amended the provisional values of assets and liabilities we obtained as part of transactions, specifically the Nortel Networks acquisition. This amendment resulted in the value of our inventory being increased by $20.2 million, current liabilities being increased by approximately $1.3 million, intangible assets being decreased by approximately $9.1 million and property, plant and equipment increased by $9.8 million. We cannot assure you that we will not incur charges in the future as a result of any such transaction, which charges may have an adverse effect on our earnings.

Our debt repayment obligations may affect our ability to operate our business.

On December 20, 2004, we issued senior unsecured convertible debentures in a private placement resulting in gross proceeds of $25.5 million. These debentures bear interest at a rate of 7% per annum payable on each March 31, June 30, September 30 and December 31, while such debentures are outstanding, and on the maturity date. The debentures may be converted into shares of our common stock at the option of the holder prior to the maturity of the debentures on December 20, 2007. The conversion price of the debentures is $5.50. The debentures may also be converted into common stock by us under certain circumstances. On January 13, 2006, $19.4 million principal amount of the debentures was converted into shares of our common stock. The holders of the debentures have agreed, subject to the approval of our stockholders, to convert the remaining $6.1 million principal amount of debentures. If we are unable to obtain stockholder approval, the debentures will remain outstanding. If we do not have adequate cash resources to repay these debentures when they come due, our business and operations will be adversely affected.

Bookham Technology plc may not be able to utilize tax losses against the receivables that arise as a result of its transaction with Deutsche Bank.

On August 10, 2005, Bookham Technology plc purchased all of the issued share capital of City Leasing (Creekside) Limited, a subsidiary of Deutsche Bank. Creekside is entitled to receivables of £73.8 million (approximately $135.8 million, based on an exchange rate of £1.00 to $1.8403, the noon buying rate on September 2, 2005 for cable transfers in foreign currencies as certified by the Federal Reserve Bank of New York) from Deutsche Bank in connection with certain aircraft subleases and will in turn apply those payments over a two-year term to obligations of £73.1 million (approximately $134.5 million) owed to Deutsche Bank. As a result of these transactions, Bookham Technology plc will have available through Creekside cash of approximately £6.63 million (approximately $12.2 million). We expect Bookham Technology plc to utilize certain expected tax losses to reduce the taxes that might otherwise be due by Creekside as the receivables are paid. In the event that Bookham Technology plc is not able to utilize these tax losses (or these tax losses do not arise), Creekside may have to pay taxes, reducing the cash available from Creekside. In the event there is a future change in applicable U.K. tax law, Creekside, and in turn Bookham Technology plc, would be responsible for any resulting tax liabilities, which amounts could be material to Bookham’s financial condition or operating results.

Our success will depend on our ability to anticipate and respond to evolving technologies and customer requirements.

The market for telecommunications equipment is characterized by substantial capital investment and diverse and evolving technologies. For example, the market for optical components is currently characterized by a trend toward the adoption of “pluggable” components that do not require the customized interconnections of traditional “gold box” devices and the increased integration of components on subsystems. Our ability to anticipate and respond to these and other changes in technology, industry standards, customer requirements and product offerings and to develop and introduce new and enhanced products will be significant factors in our ability to succeed. We expect that new technologies will continue to emerge as competition in the telecommunications industry increases and the need for higher and more cost efficient bandwidth expands. The introduction of new products embodying new technologies or the emergence of new industry standards could render our existing products uncompetitive from a pricing standpoint, obsolete or unmarketable.

Our products are complex, may take longer to develop than anticipated and we may not recognize revenues from new products until after long field testing and customer acceptance periods.

Many of our new products must be tailored to customer specifications. As a result, we are constantly developing new products and using new technologies in those products. For example, while we currently manufacture and sell “discrete gold box” technology, we expect that many of our sales of gold box technology will soon be replaced by pluggable modules. These products often take many quarters to develop because of their complexity and because customer specifications sometimes change during the development cycle. We often incur substantial costs associated with the research and development and sales and marketing activities in connection with products that may be purchased long after we have incurred the costs associated with designing, creating and selling such products. In addition, due to the rapid technological changes in our market, a customer may cancel or modify a design project before we begin large-scale manufacture of the product and receive revenue from the customer. It is unlikely that we would be able to recover the expenses for cancelled or unutilized design projects. It is difficult to predict with any certainty, particularly in the present economic climate, the frequency with which customers will cancel or modify their projects, or the effect that any cancellation or modification would have on our results of operations.

If our customers do not qualify our manufacturing lines or the manufacturing lines of our subcontractors for volume shipments, our operating results could suffer.

Most of our customers do not purchase products, other than limited numbers of evaluation units, prior to qualification of the manufacturing line for volume production. Our existing manufacturing lines, as well as each new manufacturing line, must pass through varying levels of qualification with our customers. Our manufacturing line has passed our qualification standards, as well as our technical standards. However, our customers may also require that we pass their specific qualification standards and that we, and any subcontractors that we may use, be registered under international quality standards. In addition, we have in the past, and may in the future, encounter quality control issues as a result of relocating our manufacturing lines or introducing new products to fill production. We may experience delays in obtaining customer qualification of our manufacturing lines and, as a consequence, our operating results and customer relationships would be harmed.

Delays, disruptions or quality control problems in manufacturing could result in delays in product shipments to customers and could adversely affect our business.

We may experience delays, disruptions or quality control problems in our manufacturing operations or the manufacturing operations of our subcontractors. As a result, we could incur additional costs that would adversely affect gross margins, and product shipments to our customers could be delayed beyond the shipment schedules requested by our customers, which would negatively affect our revenues, competitive position and reputation. Furthermore, even if we are able to deliver products to our customers on a timely basis, we may be unable to recognize revenues based on our revenue recognition policies.

We may experience low manufacturing yields.

Manufacturing yields depend on a number of factors, including the volume of production due to customer demand and the nature and extent of changes in specifications required by customers for which we perform design-in work. Higher volumes due to demand for a fixed, rather than continually changing, design generally result in higher manufacturing yields, whereas lower volume production generally results in lower yields. In addition, lower yields may result, and have in the past resulted, from commercial shipments of products prior to full manufacturing qualification to the applicable specifications. Changes in manufacturing processes required as a result of changes in product specifications, changing customer needs and the introduction of new product lines have historically caused, and may in the future cause, significantly reduced manufacturing yields, resulting in low or negative margins on those products. Moreover, an increase in the rejection rate of products during the quality control process either pre, during or post manufacture, results in lower yields and margins. Finally, manufacturing yields and margins can also be lower if we receive or inadvertently use defective or contaminated materials from our suppliers.

We depend on a number of suppliers who could disrupt our business if they stopped, decreased or delayed shipments.

We depend on a number of suppliers of raw materials and equipment used to manufacture our products. Some of these suppliers are sole sources. We typically have not entered into long-term agreements with our suppliers and, therefore, these suppliers generally may stop supplying materials and equipment at any time. The reliance on a sole or limited number of suppliers could result in delivery problems, reduced control over product pricing and quality, and an inability to identify and qualify another supplier in a timely manner. Any supply deficiencies relating to the quality or quantities of materials or equipment we use to manufacture our products could adversely affect our ability to fulfill customer orders or our financial results of operations.

Our intellectual property rights may not be adequately protected.

Our future success will depend, in large part, upon our intellectual property rights, including patents, design rights, trade secrets, trademarks, know-how and continuing technological innovation. We maintain an active program of identifying technology appropriate for patent protection. Our practice is to require employees and consultants to execute non-disclosure and proprietary rights agreements upon commencement of employment or consulting arrangements. These agreements acknowledge our exclusive ownership of all intellectual property developed by the individuals during their work for us and require that all proprietary information disclosed will remain confidential. Although such agreements may be binding, they may not be enforceable in all jurisdictions.

Our intellectual property portfolio is an important corporate asset. The steps we have taken and may take in the future to protect our intellectual property may not adequately prevent misappropriation or ensure that others will not develop competitive technologies or products. We cannot assure investors that our competitors will not successfully challenge the validity of these patents, or design products that avoid infringement of our proprietary rights with respect to our technology. There can be no assurance that other companies are not investigating or developing other similar technologies, that any patents will be issued from any application pending or filed by us or that, if patents are issued, the claims allowed will be sufficiently broad to deter or prohibit others from marketing similar products. In addition, we cannot assure investors that any patents issued to us will not be challenged, invalidated or circumvented, or that the rights under those patents will provide a competitive advantage to us. Further, the laws of certain regions in which our products are or may be developed, manufactured or sold, including Asia-Pacific, Southeast Asia and Latin America, may not protect our products and intellectual property rights to the same extent as the laws of the United States, the U.K. and continental European countries. This is especially relevant as we transfer certain of our assembly and test operations from our facilities in the U.K. to China and as our competitors establish manufacturing operations in China to take advantage of comparatively low manufacturing costs.

Our products may infringe the intellectual property rights of others which could result in expensive litigation or require us to obtain a license to use the technology from third parties.

Companies in the industry in which we operate frequently receive claims of patent infringement or infringement of other intellectual property rights. In this regard, third parties may in the future assert claims against us concerning our existing products or with respect to future products under development. We have entered into and may in the future enter into indemnification obligations in favor of some customers that could be triggered upon an allegation or finding that we are infringing other parties’ proprietary rights. If we do infringe a third party’s rights, we may need to negotiate with holders of patents relevant to our business. We have from time to time received notices from third parties alleging infringement of their intellectual property and where appropriate have entered into license agreements with those third parties with respect to that intellectual property. We may not in all cases be able to resolve allegations of infringement through licensing arrangements, settlement, alternative designs or otherwise. We may take legal action to determine the validity and scope of the third-party rights or to defend against any allegations of infringement. In the course of pursuing any of these means or defending against any lawsuits filed against us, we could incur significant costs and diversion of our resources. Due to the competitive nature of our industry, it is unlikely that we could increase our prices to cover such costs. In addition, such claims could result in significant penalties or injunctions that could prevent us from selling some of our products in certain markets or result in settlements that require payment of significant royalties that could adversely affect our ability to price our products profitably.

If we fail to obtain the right to use the intellectual property rights of others necessary to operate our business, our ability to succeed will be adversely affected.

The telecommunications and optical components markets in which we sell our products have experienced frequent litigation regarding patent and other intellectual property rights. Numerous patents in these industries are held by others, including academic institutions and our competitors. Optical component suppliers may seek to gain a competitive advantage or other third parties may seek an economic return on their intellectual property portfolios by making infringement claims against us. In the future, we may need to obtain license rights to patents or other intellectual property held by others to the extent necessary for our business. Unless we are able to obtain such licenses on commercially reasonable terms, patents or other intellectual property held by others could inhibit our development of new products for our markets. Licenses granting us the right to use third-party technology may not be available on commercially reasonable terms, if at all. Generally, a license, if granted, would include payments of up-front fees, ongoing royalties or both. These payments or other terms could have a significant adverse impact on our operating results. Our larger competitors may be able to obtain licenses or cross-license their technology on better terms than we can, which could put us at a competitive disadvantage.

The markets in which we operate are highly competitive, which could result in lost sales and lower revenues.

The market for fiber optic components is highly competitive and such competition could result in our existing customers moving their orders to competitors. Certain of our competitors may be able more quickly and effectively to:

•	respond to new technologies or technical standards;

•	react to changing customer requirements and expectations;

•	devote needed resources to the development, production, promotion and sale of products; and

•	deliver competitive products at lower prices.

Many of our current competitors, as well as a number of our potential competitors, have longer operating histories, greater name recognition, broader customer relationships and industry alliances and substantially greater financial, technical and marketing resources than we do. In addition, market leaders in industries such as semiconductor and data communications, who may also have significantly more resources than we do, may in the future enter our market with competing products. All of these risks may be increased if the market were to consolidate through mergers or business combinations between competitors.

We cannot assure investors that we will be able to compete successfully with our competitors or that aggressive competition in the market will not result in lower prices for our products or decreased gross profit margins. Any such development would have a material adverse effect on our business, financial condition and results of operations.

We generate a significant portion of our revenues internationally and therefore are subject to additional risks associated with the extent of our international operations.

For the six months ended December 31, 2005, the year ended July 2, 2005, the six months ended July 3, 2004, and the years ended December 31, 2003 and December 31, 2002, 22%, 28%, 26%, 9% and 9% of our revenues, respectively, were derived in the United States and 78%, 72%, 74%, 91% and 91%, respectively, were derived outside the United States.

We are subject to additional risks related to operating in foreign countries, including:

•	currency fluctuations, which could result in increased operating expenses and reduced revenues;

•	greater difficulty in accounts receivable collection and longer collection periods;

•	difficulty in enforcing or adequately protecting our intellectual property;

•	foreign taxes;

•	political, legal and economic instability in foreign markets; and

•	foreign regulations.

Any of these risks, or any other risks related to our foreign revenues, could materially adversely affect our business, financial condition and results of operations.

Our business will be adversely affected if we cannot manage the significant changes in the number of our employees and the size of our operations.

In the past we have significantly reduced the number of employees and scope of our operations because of declining demand for our products. There is a risk that, during periods of growth or decline, management will not sufficiently coordinate the roles of individuals to ensure that all areas receive appropriate focus and attention. If we are unable to manage our headcount, manufacturing capacity and scope of operations effectively, the cost and quality of our products may suffer, we may be unable to attract and retain key personnel and we may be unable to market and develop new products. Further, the inability to successfully manage the substantially larger and geographically more diverse organization, or any significant delay in achieving successful management, could have a material adverse effect on us and, as a result, on the market price of our common stock.

We may be faced with product liability claims.

Despite quality assurance measures, there remains a risk that defects may occur in our products. The occurrence of any defects in our products could give rise to liability for damages caused by such defects and for consequential damages. They could, moreover, impair the market’s acceptance of our products. Both could have a material adverse effect on our business and financial condition. In addition, we may assume product warranty liabilities related to companies we acquire which could have a material adverse effect on our business and financial condition. In order to mitigate the risk of liability for damages, we carry product liability insurance with a $26 million aggregate annual limit and errors and omissions insurance with a $5 million annual limit. We cannot assure investors that this insurance could adequately cover our costs arising from defects in our products or otherwise.

If we fail to attract and retain key personnel, our business could suffer.

Our future depends, in part, on our ability to attract and retain key personnel. Competition for highly skilled technical people is extremely intense and we continue to face difficulty identifying and hiring qualified engineers in many areas of our business. We may not be able to hire and retain such personnel at compensation levels consistent with our existing compensation and salary structure. Our future also depends on the continued contributions of our executive management team and other key management and technical personnel, each of whom would be difficult to replace. The loss of services of these or other executive officers or key personnel or the inability to continue to attract qualified personnel could have a material adverse effect on our business.

Similar to other technology companies, we rely upon our ability to use stock options and other forms of equity-based compensation as key components of our executive and employee compensation structure. Historically, these components have been critical to our ability to retain important personnel and offer competitive compensation packages. Without these components, we would be required to significantly increase cash compensation levels (or develop alternative compensation structures) in order to retain our key employees. Recent proposals to modify accounting rules relating to the expensing of equity compensation may cause us to substantially reduce, modify, or even eliminate, all or portions of our equity compensation programs.

Our business and future operating results may be adversely affected by events outside of our control.

Our business and operating results are vulnerable to interruption by events outside of our control, such as earthquakes, fire, power loss, telecommunications failures, political instability, military conflict and uncertainties arising out of terrorist attacks, including a global economic slowdown, the economic consequences of additional military action or additional terrorist activities and associated political instability, and the effect of heightened security concerns on domestic and international travel and commerce.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results, which may cause stockholders to lose confidence in the accuracy of our financial statements.

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. If we cannot provide reliable financial reports or prevent fraud, our brand and operating results could be harmed. In addition, compliance with the internal control requirements, as well as other financial reporting standards applicable to a public company, including the Sarbanes-Oxley Act of 2002, has in the past and will in the future continue to involve substantial cost and investment of our management’s time.

As of July 2, 2005, we reported on four material weaknesses in our systems of internal control over financial reporting. Beyond this, we will continue to spend significant time and incur significant costs to assess and report on the effectiveness of internal controls over financial reporting as required by Section 404 of the Sarbanes-Oxley Act. Although we believe we have remediated these material weaknesses, finding more material weaknesses in the future could make it more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers, which could harm our business. In addition, if we discover future material weaknesses, disclosure of that fact could reduce the market’s confidence in our financial statements, which could harm our stock price and our ability to raise capital.

Our business involves the use of hazardous materials, and environmental laws and regulations may expose us to liability and increase our costs.

We historically have handled small amounts of hazardous materials as part of our manufacturing activities and now handle more and different hazardous materials as a result of the manufacturing processes related to New Focus, the optical components business acquired from Nortel Networks and the product lines we acquired from Marconi. Consequently, our operations are subject to environmental laws and regulations governing, among other things, the use and handling of hazardous substances and waste disposal. We may be required to incur environmental costs to comply with current or future environmental laws. As with other companies engaged in manufacturing activities that involve hazardous materials, a risk of environmental liability is inherent in our manufacturing activities, as is the risk that our facilities will be shut down in the event of a release of hazardous waste. The costs associated with environmental compliance or remediation efforts or other environmental liabilities could adversely affect our business.

In addition, under applicable EU regulations, we, along with other electronics component manufacturers, will be required to eliminate the use of lead, and certain other hazardous materials, in our products by July 2006. We may incur unanticipated expenses in connection with the related reconfiguration of our products, or loss of business if we fail to implement these requirements on a timely basis.

Major litigation regarding Bookham Technology plc’s initial public offering and follow-on offering and any other litigation in which we become involved, including as a result of acquisitions, may substantially increase our costs and harm our business.

On June 26, 2001, a putative securities class action captioned Lanter v. New Focus, Inc. et al., Civil Action No. 01-CV-5822, was filed against New Focus, Inc. and several of its officers and directors, or the New Focus Individual Defendants, in the United States District Court for the Southern District of New York. Also named as defendants were Credit Suisse First Boston Corporation, Chase Securities, Inc., U.S. Bancorp Piper Jaffray, Inc. and CIBC World Markets Corp., or the Underwriter Defendants, the underwriters in New Focus’s initial public offering. Three subsequent lawsuits were filed containing substantially similar allegations. These complaints have been consolidated. On April 19, 2002, plaintiffs filed an Amended Class Action Complaint, described below, naming as defendants the New Focus Individual Defendants and the Underwriter Defendants.

On November 7, 2001, a Class Action Complaint was filed against Bookham Technology plc and others in the United States District Court for the Southern District of New York. On April 19, 2002, plaintiffs filed an Amended Complaint. The Amended Complaint names as defendants Bookham Technology plc, Goldman, Sachs & Co. and FleetBoston Robertson Stephens, Inc., two of the underwriters of Bookham Technology plc’s initial public offering in April 2000, and Andrew G. Rickman, Stephen J. Cockrell and David Simpson, or the Bookham Individual Defendants, each of whom was an officer and/or director at the time of the initial public offering.

The Amended Complaint asserts claims under certain provisions of the securities laws of the United States. It alleges, among other things, that the prospectuses for Bookham Technology plc’s and New Focus’s initial public offerings were materially false and misleading in describing the compensation to be earned by the underwriters in connection with the offerings, and in not disclosing certain alleged arrangements among the underwriters and initial purchasers of ordinary shares, in the case of Bookham Technology plc, or common stock, in the case of New Focus, from the underwriters. The Amended Complaint seeks unspecified damages (or in the alternative rescission for those class members who no longer hold common stock), costs, attorneys’ fees, experts’ fees, interest and other expenses. In October 2002, the New Focus Individual Defendants and the Bookham Individual Defendants were dismissed, without prejudice, from the action. In July 2002, all defendants filed Motions to Dismiss the Amended Complaint. The motion was denied as to Bookham Technology plc and New Focus in February 2003. Special committees of the board of directors authorized the companies to negotiate a settlement of pending claims substantially consistent with a memorandum of understanding negotiated among class plaintiffs, all issuer defendants and their insurers.

Plaintiffs and most of the issuer defendants and their insurers have entered into a stipulation of settlement for the claims against the issuer defendants, including Bookham. Under the stipulation of settlement, the plaintiff will dismiss and release all claims against participating defendants in exchange for a payment guaranty by the insurance companies collectively responsible for insuring the issuers in the related cases, and the assignment or surrender to the plaintiffs of certain claims the issuer defendants may have against the underwriters. On February 15, 2005, the court issued an Opinion and Order preliminarily approving the settlement provided that the defendants and plaintiffs agree to a modification narrowing the scope of the bar order set forth in the original settlement agreement. The parties agreed to the modification narrowing the scope of the bar order, and on August 31, 2005, the court issued an order preliminarily approving the settlement and setting a public hearing on its fairness for April 24, 2006.

On February 13, 2002, Howard Yue, the former sole shareholder of Globe Y. Technology, Inc., a company acquired by New Focus in February 2001, filed a lawsuit against New Focus and several of its officers and directors in Santa Clara County Superior Court. The lawsuit is captioned Howard Yue v. New Focus, Inc. et al, Case No. CV808031, and asserts claims stemming from New Focus’s acquisition of Globe Y. Technology, Inc. The plaintiff has amended his complaint several times following the Court’s dismissal of his earlier complaints. Currently, the plaintiff’s fifth amended complaint alleges the following causes of action against New Focus: violation of §25400 and §25500 of the California Corporations Code; violation of §§1709-1710 of the California Civil Code; violation of §25402 of the California Corporations Code; violation of §17200 and §17500 of the California Business & Professions Code; fraud and deceit by concealment; fraud and deceit by active concealment; fraud and deceit based upon non-disclosure of material facts; negligent misrepresentation; and breach of contract and the duty of good faith and fair dealing. The complaint seeks unspecified economic, punitive, and exemplary damages, prejudgment interest, costs, and equitable and general relief. In November 2004 New Focus filed answers to the plaintiff’s fifth amended complaint denying the plaintiff’s allegations and asserting various defenses.

In addition, in October 2003, New Focus filed a cross-complaint against Mr. Yue seeking damages in connection with Mr. Yue’s conduct during the acquisition of Globe Y. Technology, Inc., by New Focus. In February 2004, New Focus filed a corrected amended cross-complaint against Mr. Yue. On October 18, 2005, the Court dismissed the corrected amended cross-complaint with leave to amend. On October 28, 2005, New Focus filed a second amended cross complaint. On January  11, 2006 the parties reached a non-monetary settlement regarding the cross-complaint which involved dismissal of the cross-complaint with prejudice. We are in the process of negotiating definitive settlement documentation with Mr. Yue relating to this lawsuit. The amounts available under our insurance policy may be sufficient to pay the amount necessary to settle this litigation. The insurers, however, have not confirmed to us their definitive coverage position on this matter. If the insurer’s take the position that all or a portion of the settlement payments are not covered under existing policies, or if there is a significant delay between the final settlement and the insurer’s final determination of coverage we may be required to pay all or a portion of the settlement amount in cash. If so, such a cash payment may have an adverse effect on our cash resources.

Litigation is subject to inherent uncertainties, and an adverse result in these or other matters that may arise from time to time could have a material adverse effect on our business, results of operations and financial condition. Any litigation to which we are subject may be costly and, further, could require significant involvement of our senior management and may divert management’s attention from our business and operations.

A variety of factors could cause the trading price of our common stock to be volatile or decline.

The market price of our common stock has been, and is likely to continue to be, highly volatile due to causes in addition to publication of our business results, such as:

•	announcements by our competitors and customers of their historical results or technological innovations or new products;

•	developments with respect to patents or proprietary rights;

•	governmental regulatory action; and

•	general market conditions.

Since Bookham Technology plc’s initial public offering in April 2000, Bookham Technology plc’s ADSs and ordinary shares, our shares of common stock and the shares of our customers and competitors have experienced substantial price and volume fluctuations, in many cases without any direct relationship to the affected company’s operating performance. An outgrowth of this market volatility is the significant vulnerability of our stock price and the stock prices of our customers and competitors to any actual or perceived fluctuation in the strength of the markets we serve, regardless of the actual consequence of such fluctuations. As a result, the market prices for these companies are highly volatile. These broad market and industry factors caused the market price of Bookham Technology plc’s ADSs and ordinary shares, and our common stock to fluctuate, and may in the future cause the market price of our common stock to fluctuate, regardless of our actual operating performance or the operating performance of our customers.

The future sale of substantial amounts of our common stock could adversely affect the price of our common stock.

As of February 1, 2006, affiliates of Nortel Networks held approximately 3,999,999 shares of our common stock. Other stockholders or groups of stockholders also hold significant percentages of our shares of common stock. On January 13, 2006 we issued an aggregate of 9,221,691 shares of common stock and warrants to purchase an aggregate of 990,539 shares of common stock in connection with the cancellation of the secured promissory notes we issued to Nortel Networks and the conversion and cancellation of $19.4 million principal amount of our $25.5 million convertible debentures. We expect to issue an additional 1,285,466 shares of common stock and warrants to purchase 95,461 shares of common stock, subject to the approval of our stockholders, in connection with the conversion of the remaining $6.1 million principal amount of the convertible debentures. Sales by Nortel Networks or other holders of substantial amounts of our shares in the public or private market could adversely affect the market price of our common stock by increasing the supply of shares available for sale compared to the demand in the public and private markets to buy our common stock. These sales may also make it more difficult for us to sell equity securities in the future at a time and price that we deem appropriate to meet our capital needs.

Some anti-takeover provisions contained in our charter and under Delaware laws could hinder a takeover attempt.

We are subject to the provisions of Section 203 of the General Corporation Law of the State of Delaware prohibiting, under some circumstances, publicly-held Delaware corporations from engaging in business combinations with some stockholders for a specified period of time without the approval of the holders of substantially all of our outstanding voting stock. Such provisions could delay or impede the removal of incumbent directors and could make more difficult a merger, tender offer or proxy contest involving us, even if such events could be beneficial, in the short-term, to the interests of the stockholders. In addition, such provisions could limit the price that some investors might be willing to pay in the future for shares of our common stock. Our certificate of incorporation and bylaws contain provisions relating to the limitations of liability and indemnification of our directors and officers, dividing our board of directors into three classes of directors serving three-year terms and providing that our stockholders can take action only at a duly called annual or special meeting of stockholders. These provisions also may have the effect of deterring hostile takeovers or delaying changes in control or management of us.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This prospectus includes and incorporates forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical facts, included or incorporated in this prospectus regarding our strategy, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management are forward-looking statements. The words “anticipates,” “believes,” “estimates,” “expects,” “intends,” “may,” “plans,” “projects,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We cannot guarantee that we actually will achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included or incorporated in this prospectus, particularly under the heading “Risk Factors”, that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make. We do not assume any obligation to update any forward-looking statements.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares by the selling stockholders.

The selling stockholders will pay any underwriting discounts and commissions and expenses incurred by the selling stockholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholders in disposing of the shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees, Nasdaq listing fees and fees and expenses of our counsel and our accountants.

SELLING STOCKHOLDERS

The shares of common stock to be offered by the selling stockholders include:

•	shares of common stock issued to certain of the selling stockholders in various private placements; and

•	shares of common stock issuable upon exercise of warrants by certain of the selling stockholders.

These shares of common stock are being registered in accordance with the terms of agreements entered into with the selling stockholders.

The following table sets forth, to our knowledge, certain information about the selling stockholders as of January 31, 2006. The number of shares held by any selling stockholder may fluctuate from time to time. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, or SEC, and includes voting or investment power with respect to shares. Pursuant to the terms of certain warrants, certain selling stockholder owning such warrant may not exercise the warrant to the extent that such exercise would cause such selling stockholder to beneficially own a number of shares of common stock which, when added to the number of shares of common stock held by such stockholder, would exceed 4.99% of the number of shares of common stock then outstanding. The stockholder owning a warrant may, however, waive this limitation on exercise in certain circumstances, including by providing us sixty days prior written notice. The number of shares beneficially owned by the selling stockholders in the second column does not reflect this limitation.

	Shares of Common Stock			Shares of Common Stock to
	Beneficially Owned Prior		Number of Shares of	be Beneficially Owned
	to Offering(1)		Common Stock Being	After Offering(1)(2)
Name of Selling Stockholder	Number	Percentage	Offered	Number	Percentage

Capital Ventures International (3)	527,520	0.9	161,822	365,699	0.6
Magnetar Capital Master Fund, Ltd. (4)	844,733	1.5	331,593	513,140	0.8
Nortel Networks Corporation (5)	3,999,999	7.2	3,999,999	0	0.0
Portside Growth and Opportunity Fund (6)	1,145,154	2.0	236,763	908,391	1.5
Satellite Strategic Finance Associates, LLC (7)	2,835,170	5.0	594,232	2,240,938	3.6
Smithfield Fiduciary LLC (8)	1,210,051	2.1	349,509	860,542	1.4
Vicis Capital Master Fund (9)	568,113	1.0	162,083	406,030	0.7
All Selling Stockholders	11,130,740	18.6	5,836,001	5,294,740	8.4

*	Less than one percent.

(1)	As of January 31, 2006, there were 55,353,207 shares of our common stock outstanding.

(2)	We do not know when or in what amounts a selling stockholder may offer shares for sale. The selling stockholders might not sell any or all of the shares offered by this prospectus. Because the selling stockholders may offer all or some of the shares pursuant to this offering, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, we cannot estimate the number of the shares that will be held by the selling stockholders after completion of the offering. However, for purposes of this table, we have assumed that, after completion of the offering, none of the shares covered by this prospectus will be held by the selling stockholders.

(3)	Heights Capital Management, Inc., the authorized agent of Capital Ventures International (“CVI”), has discretionary authority to vote and dispose of the shares held by CVI and may be deemed to be the beneficial owner of these shares. CVI is affiliated with one or more registered broker-dealers. CVI purchased the shares being registered hereunder in the ordinary course of business and at the time of purchase, had no agreements or understandings, directly or indirectly, with any other person to distribute such shares. An aggregate of 32,289 shares of common stock reported in the table above under the captions “Shares of Common Stock Beneficially Owned Prior to Offering” and “Number of Shares of Common Stock Being Offered”, and being registered hereunder, will be issued to CVI on March 22, 2006 subject to the approval of the Company’s stockholders at a Special Meeting of Stockholders scheduled to be held on such date.

(4)	With respect to the shares reported herein to be beneficially owned by Magnetar Capital Master Fund, Ltd., Mr. Alec N. Litowitz exercises voting and investment control over these shares.

(5)	Nortel Networks Limited owns 2,378,941 shares of common stock, Nortel Networks Optical Components Limited, a subsidiary of Nortel Networks Limited, owns 721,058 shares of common stock and Nortel Networks UK Limited, a subsidiary of Nortel Networks Limited, owns 900,000 shares of common stock.

(6)	Ramius Capital Group, LLC (“Ramius Capital”) is the investment adviser of Portside Growth and Opportunity Fund (“Portside”) and consequently has voting control and investment discretion over securities held by Portside. Ramius Capital disclaims beneficial ownership of the securities held by Portside. Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon are the sole managing members of C4S & Co., LLC, the sole managing member of Ramius Capital. As a result, Messrs. Cohen, Stark, Strauss and Solomon may be considered beneficial owners of any shares deemed to be beneficially owned by Ramius Capital. Messrs. Cohen, Stark, Strauss and Solomon disclaim beneficial ownership of these shares. An aggregate of 43,051 shares of common stock reported in the table above under the captions “Shares of Common Stock Beneficially Owned Prior to Offering” and “Number of Shares of Common Stock Being Offered”, and being registered hereunder, will be issued to Portside on March 22, 2006 subject to the approval of the Company’s stockholders at a Special Meeting of Stockholders scheduled to be held on such date.

(7)	The discretionary investment manager of Satellite Strategic Finance Associates, LLC is Satellite Asset Management, L.P. (“SAM”). The controlling entity of SAM is Satellite Fund Management, LLC (“SFM”). The managing members of SFM are Lief Rosenblatt, Mark Sonnino and Gabe Nechamkin. SAM, SFM and each named individual disclaims beneficial ownership of the securities. An aggregate of 129,153 shares of common stock reported in the table above under the captions “Shares of Common Stock Beneficially Owned Prior to Offering” and “Number of Shares of Common Stock Being Offered”, and being registered hereunder, will be issued to Satellite Strategic Finance Associates, LLC on March 22, 2006 subject to the approval of the Company’s stockholders at a Special Meeting of Stockholders scheduled to be held on such date.

(8)	Highbridge Capital Management, LLC is the trading manager of Smithfield Fiduciary LLC and has voting and investment discretion over securities held by Smithfield Fiduciary LLC. Glen Dubin and Henry Swieca control Highbridge Capital Management, LLC. Each of Highbridge Capital Management, LLC, Glen Dubin and Henry Swieca disclaims beneficial ownership of the securities held by Smithfield Fiduciary LLC. An aggregate of 69,958 shares of common stock reported in the table above under the captions “Shares of Common Stock Beneficially Owned Prior to Offering” and “Number of Shares of Common Stock Being Offered”, and being registered hereunder, will be issued to Smithfield Fiduciary LLC on March 22, 2006 subject to the approval of the Company’s stockholders at a Special Meeting of Stockholders scheduled to be held on such date.

(9)	Vicis Capital Master Fund is the beneficial owner of 406,030 shares of common stock. Vicis Capital, LLC is the investment manager to Vicis Capital Master Fund, and John Succo, Sky Lucas and Shad Stastney exercise control of Vicis Capital, LLC. Cipher Merchant Partners LLC has investment control of such shares reported in the table above. Cipher Merchant Partners LLC is an affiliate of Pali Capital Inc., a registered broker-dealer.

None of the selling stockholders has held any position or office with, or has otherwise had a material relationship with, us or any of our subsidiaries within the past three years.

PLAN OF DISTRIBUTION

The shares covered by this prospectus may be offered and sold from time to time by the selling stockholders. The term “selling stockholders” includes donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other non-sale related transfer. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Such sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or in negotiated transactions. The selling stockholders may sell their shares by one or more of, or a combination of, the following methods:

•	purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	block trades in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	an over-the-counter distribution in accordance with the rules of the Nasdaq National Market;

•	in privately negotiated transactions;

•	in options, swaps or derivatives transactions;

•	a combination of any of these methods of sale; and

•	any other method permitted by applicable law.

In addition, any shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In connection with distributions of the shares or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the common stock in the course of hedging the positions they assume with selling stockholders. The selling stockholders may also sell the common stock short and redeliver the shares to close out such short positions. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The selling stockholders may also pledge shares to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution, may effect sales of the pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction).

In effecting sales, broker-dealers or agents engaged by the selling stockholders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the selling stockholders in amounts to be negotiated immediately prior to the sale.

In offering the shares covered by this prospectus, the selling stockholders and any broker-dealers or agents who execute sales for the selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. Any profits realized by the selling stockholders and the compensation of any broker-dealer or agent may be deemed to be underwriting discounts and commissions. Neither we nor any selling stockholder can presently estimate the amount of such compensation. We know of no existing arrangements between any selling stockholder and any other selling stockholder, underwriter, broker/dealer or other agent relating to the sale or distribution of the shares. No underwriter, broker/dealer or agent has been engaged by us in connection with the distribution of the shares.

In order to comply with the securities laws of certain states, if applicable, the shares must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

At the time a particular offer of shares is made, a prospectus supplement, if required, will be distributed that will set forth the number of shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

We have agreed to indemnify certain of the selling stockholders against certain liabilities, including certain liabilities under the Securities Act. We will be indemnified by certain of the selling stockholders severally against certain liabilities, including certain liabilities under the Securities Act.

We have agreed with the selling stockholders to keep the Registration Statement of which this prospectus constitutes a part effective until the earlier of (i) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the Registration Statement or (ii) such time as all of the shares covered by this prospectus may be immediately sold to the public under Rule 144(k) of the Securities Act or (iii) the date that is two years after the date the Registration Statement is declared effective by the Securities and Exchange Commission.

The SEC staff is of a view that selling stockholders who are registered broker-dealers or affiliates of registered broker-dealers may be underwriters under the Securities Act. Portside Growth, Opportunity Fund and Capital Ventures International and Vicis Capital Master Fund are affiliates of registered broker-dealers. We will not pay any compensation or give any discounts or commissions to any underwriter in connection with the securities being registered by this prospectus.

LEGAL MATTERS

The validity of the shares offered by this prospectus has been passed upon by Wilmer Cutler Pickering Hale and Dorr LLP, Boston, Massachusetts.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended July 2, 2005, and management’s assessment of the effectiveness of our internal control over financial reporting as of July 2, 2005, as set forth in their reports (which contain an explanatory paragraph describing conditions that raise substantial doubt about the Company’s ability to continue as a going concern as described in Note 1 to the consolidated financial statements), which are incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and management’s assessment are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other documents with the SEC. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You should call 1-800-SEC-0330 for more information on the public reference room. Our SEC filings are also available to you on the SEC’s Internet site at http://www.sec.gov.

This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus regarding us and our common stock, including certain exhibits and schedules. You can obtain a copy of the registration statement from the SEC at the address listed above or from the SEC’s Internet site.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC requires us to “incorporate” into this prospectus information that we file with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information incorporated by reference is considered to be part of this prospectus. Information contained in this prospectus and information that we file with the SEC in the future and incorporate by reference in this prospectus automatically updates and supersedes previously filed information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, prior to the sale of all the shares covered by this prospectus.

(1) Our Annual Report on Form 10-K for the fiscal year ended July 2, 2005;

(2) Our Quarterly Report on Form 10-Q for the quarter ended October 1, 2005;

(3) Our Quarterly Report on Form 10-Q for the quarter ended December 31, 2005;

(4) Our Current Reports on Form 8-K filed with the SEC on September 14, 2005;

(5) Our Current Report on Form 8-K filed with the SEC on November 1, 2005;

(6) Our Amendment No. 1 to Current Report on Form 8-K/A filed with the SEC on November 1, 2005;

(7) Our Current Report on Form 8-K filed with the SEC on November 15, 2005;

(8) Our Current Report on Form 8-K filed with the SEC on January 17, 2006;

(9) Our Current Report on Form 8-K filed with the SEC on February 6, 2006;

(10) Our Current Report on Form 8-K filed with the SEC on March 3, 2006;

(11) Our Current Report on Form 8-K filed with the SEC on March 14, 2006;

(12) Our Current Report on Form 8-K filed with the SEC on March 14, 2006;

(13) Our Preliminary Proxy Statement on Schedule 14A filed with the SEC on February 9, 2006;

(14) Our Definitive Proxy Statement on Schedule 14A filed with the SEC on February 22, 2006;

(15) All of our filings pursuant to the Exchange Act after the date of filing the initial registration statement and prior to effectiveness of the registration statement; and

(16) The description of our securities contained in the Current Report on Form 8-K dated September 10, 2004, including any amendment or report filed for the purpose of updating such description.

You may request a copy of these documents, which will be provided to you at no cost, by writing or telephoning us using the following contact information:

Bookham, Inc.
2584 Junction Avenue
Sane Jose, California 95134
Attention: Corporate Secretary
Telephone: 408-383-1400

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution.

The following table sets forth the various expenses to be incurred in connection with the sale and distribution of the securities being registered hereby, all of which will be borne by Bookham, Inc. (except any underwriting discounts and commissions and expenses incurred by the selling stockholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholders in disposing of the shares). All amounts shown are estimates except the Securities and Exchange Commission registration fee.

Filing Fee — Securities and Exchange Commission	$4,497
Legal fees and expenses	$25,000
Accounting fees and expenses	$20,000
Miscellaneous expenses	$20,000

Total Expenses	$69,497

Item 15.	Indemnification of Directors and Officers.

Section 102 of the Delaware General Corporation Law allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Bookham, Inc. has included such a provision in its Certificate of Incorporation.

Section 145 of the General Corporation Law of Delaware provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances.

Bookham, Inc. has purchased directors’ and officers’ liability insurance which would indemnify its directors and officers against damages arising out of certain kinds of claims which might be made against them based on their negligent acts or omissions while acting in their capacity as such.

Item 16.	Exhibits

Exhibit
Number	Description

4.1	Restated Certificate of Incorporation of Registrant (previously filed as Exhibit 3.1 to Current Report on Form 8-K (file no. 000-30684) dated September 10, 2004, and incorporated herein by reference).

4.2	By-laws of the Registrant (previously filed as Exhibit 3.2 to Transition Report on Form 10-K (file no. 000-30684) for the transition period from January 1, 2004 to July 3, 2004, and incorporated herein by reference).

5.1	Opinion of Wilmer Cutler Pickering Hale and Dorr LLP.
23.1	Consent of Ernst & Young LLP.

23.2	Consent of Wilmer Cutler Pickering Hale and Dorr LLP, included in Exhibit 5.1 filed herewith.

24.1	Power of Attorney.(1)

(1)	Previously filed.

Item 17.	Undertakings.

Item 512(a) of Regulation S-K.  The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);

(ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are incorporated by reference in this Registration Statement.

(2) That, for the purposes of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

Item 512(b) of Regulation S-K.  The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Item 512(h) of Regulation S-K.  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the indemnification provisions described herein, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in San Jose, California on March 16, 2006.

BOOKHAM, INC.

By:	*
Giorgio Anania
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

* Giorgio Anania		President, Chief Executive Officer and Director (Principal Executive Officer)	March 16, 2006

* Stephen Abely		Chief Financial Officer (Principal Financial and Accounting Officer)	March 16, 2006

* David Simpson		Director	March 16, 2006

* Lori Holland		Director	March 16, 2006

* W. Arthur Porter		Director	March 16, 2006

* Joseph Cook		Director	March 16, 2006

* Peter Bordui		Director	March 16, 2006

*By:	/s/ Stephen Abely Name: Stephen Abely Title: Attorney-in-Fact

EXHIBIT INDEX

Exhibit
Number	Description

4.1	Restated Certificate of Incorporation of Registrant (previously filed as Exhibit 3.1 to Current Report on Form 8-K (file no. 000-30684) dated September 10, 2004, and incorporated herein by reference).

4.2	By-laws of the Registrant (previously filed as Exhibit 3.2 to Transition Report on Form 10-K (file no. 000-30684) for the transition period from January 1, 2004 to July 3, 2004, and incorporated herein by reference).

5.1	Opinion of Wilmer Cutler Pickering Hale and Dorr LLP.

23.1	Consent of Ernst & Young LLP.
23.2	Consent of Wilmer Cutler Pickering Hale and Dorr LLP, included in Exhibit 5.1 filed herewith.

24.1	Power of Attorney. (1)

(1)	Previously filed.